FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For more information contact:
Ing. Alonso Quintana (5255) 5272 9991 x 3653 Alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Lic. Paloma Grediaga (5255) 5272-9991 x 3664 Paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

ICA ANNOUNCES APPOINTMENT OF NEW CFO

Mexico City, December 14, 2006—Empresas ICA, S.A.B. de C.V. (BMV & NYSE: ICA) announced today the appointment by the Comittee on Corporate Practices and the Board of Directors of Alonso Quintana Kawage as the Company’s new Chief Financial Officer, effective January 1, 2007. Mr. Quintana is currently ICA’s Director of Finance and Administration.

Mr. Quintana succeeds José Luis Guerrero, who will become Chief Executive Officer effective January 1, as previously announced.

Alonso Quintana is a civil engineering graduate of the Universidad Iberoamericana, and has an MBA from the Kellogg School of Management of Northwestern University in Evanston, Illinois. Mr. Quintana has held positions in the industrial construction, civil construction, and infrastructure areas of ICA. At ICA Fluor he was project control and procurement manager for the Cantarell nitrogen plant and the desulfurization plant projects for PEMEX. He was also responsible for project control in various civil construction projects. In the area of infrastructure operations, he was operations manager at the Veracruz container terminal and the Veracruz grain terminal. Since joining the Finance area in 2002, his responsibilities have included arranging the financing for the restructuring and growth of the company, as well as for risk management. He is a member of the board of directors of ICA’s subsidiaries ICA Panama and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance